Filed pursuant to Rule 425
of the Securities Act of 1933
Filer:  Statoil ASA
Filer’s Exchange Act File No.: 1-15200
Norsk Hydro’s Exchange Act File No.: 1-9159

Statoil’s first quarter 2007

Highlights

Disclaimer

FORWARD LOOKING STATEMENTS
This Operating and Financial Review contains certain forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, among others, statements such as those regarding Statoil’s oil and gas production forecasts; production costs and other measures; targets with respect to participation in drilling and exploration activities; plans for future development and operation of projects; expected exploration and development activities or expenditures; expected start-up dates for projects and operatorships; expected gains from the sale of assets; expected acquisitions or dispositions of assets; expected receipt of regulatory and other approvals required for acquisitions and mergers and expected closings of transactions are forward-looking statements. Forward-looking statements are sometimes, but not always, identified by such phrases as “will”, “expects”, “is expected to”, “should”, “may”, “is likely to”, “intends” and “believes”. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; the timing of bringing new fields on stream; material differences from reserves estimates; inability to find and develop reserves; adverse changes in tax regimes; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; the actions of governments; relevant governmental approvals; industrial actions by workers; prolonged adverse weather conditions; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect Statoil’s business, is contained in Statoil’s 2006 Annual Report on Form 20-F filed with the US Securities and Exchange Commission, which can be found on Statoil’s web site at www.statoil.com.

Use and reconciliation of non-GAAP financial measures
Statoil is subject to SEC regulations regarding the use of “non-GAAP financial measures” in public disclosures. Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP.
For more information on our use of non-GAAP financial measures, see Item 5 - Operating and Financial Review and Prospects - Use of Non-GAAP Financial Measures in Statoil’s 2006 Annual Report on Form 20-F/A.

The following financial measures may be considered non-GAAP financial measures:

  Return on average capital employed (ROACE)
  Normalised production cost per barrel
  Net debt to capital employed ratio

Growing our business

  Merger preparations ongoing
  Offer to acquire North American Oil Sands Corporation
  High level of exploration and project activity

Solid results despite lower prices

EPS	1Q 06	1Q 07	Change
NOK	4.92	3.58	-27%
USD	0.75	0.59	-21%

All numbers according to IFRS

Net operating income down 28% from 1Q 2006

  Lower oil and gas prices
  Negative effect of NOK 2.7 bn from IAS 39 (derivatives)
  Deferred gains on inventories of NOK 0.8 bn
  Higher operating expenses

High quarterly production

Production affected by

  Reduced volumes from Kvitebjørn
  Slower ramp-up of new fields
  Lower NCS gas off-take

Competitive ROACE of 24.3%

12-month rolling ROACE based on reported results for 1Q 2007

Source: Morgan Stanley

* Morgan Stanley estimates

Net operating income - E&P Norway

Net operating income down 17% from 1Q 2006

  Oil price down 11% in NOK
  Gas lifting down 6%
  Unrealised and realised income from derivatives NOK 0.6 billion
  (vs NOK 1.6 billion in 1Q 2006)

Net operating income - International E&P

Net operating income down 5% from 1Q 2006

  NOK 0.9 bn effect from lower realised oil and gas prices
  Oil and gas lifting up 32%

Net operating income – Natural Gas

* Internal margins down from NOK 0.76/scm in 1Q 2006 to NOK 0.36/scm in 1Q 2007

Net operating income down NOK 3.8 bn from 1Q 2006

  Realised gas price down 14% to NOK 1.74/scm, transfer price up 9%*
  Unrealised negative effect from derivatives of NOK 1.2 bn (versus NOK 0.5 bn positive effect in 1Q 2006)

Net operating income

Manufacturing & Marketing

Net operating income down 27% from 1Q 2006

  Deferred gains on inventories of NOK 0.8 bn
  Continued high regularity and improvements in retail
  Improved margins and high methanol prices

Development in net debt to capital employed

Net debt

Net debt to capital employed*

*Debt to capital employed ratio = Net interest-bearing debt/capital employed

** Adjusted for 50% of upcoming tax payment (due on April 1, 2007)

Exploration drilling in first quarter

Growing our business

  Ermitrude - a promising oil discovery north east of Sleipner in the North Sea
  100% Statoil licence awarded in 2003
  Sidetrack to evaluate further potential

Expanding our resource base

  Offer to acquire North American Oil Sands Corporation
    Access cost < USD 1 per barrel
    Production post 2010
    Estimated 2.2 bn barrels in recoverable reserves
  Further technology development and exploration
    Upside resource potential
    Seeking sustainable solutions

Shaping the new company

  Integration on track
  Approval received from EU competition authorities
  Prospectus submitted to SEC
  EGM to be held in July

Expected development 2Q 2007

  Completion of NAOSC acquisition
  Continued high exploration activity
  Production:
    Planned maintenance schedule to affect production by 15 - 20 000 boe/d
    Start-up: Enoch (Talisman), Huldra Tail End
    In Salah – lower entitlement volumes due to PSA
    Seasonal gas off-take
  Continued negotiations on Sincor

2007 forecasts

Production (1 000 boepd)	1 150 – 1 200[1]
Production cost (NOK/boe)	> NOK 30[2]
Exploration expenditure (NOK bn)	approx 9 bn3
Capex 2005-2007 (NOK bn)	approx 120[4]

1 Based on an average oil price of USD 60 per bbl

2 Normalised at NOK 6.00/USD and adjusted for PSA effects

3 Approx 40 wells

4 Excluding acquisitions

Disclaimer:

This press release does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Hydro shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Statoil’s SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. In addition Statoil will make the effective registration statement available for free to Hydro shareholders in the United States.